

VOZROZHDENIE BANK

File № 82-4257


SEC MAIL
RECEIVED
PROCESSING
JUN 14 2010
WASH, D.C.
193
SECTION

08.04.10
1108/7455

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru


10015902

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dlw 6/21

Change of a Member of the Management Board share in the Bank's authorized capital
March 30, 2010

Information of change in percentage of shares held by the persons being members of the Board of Directors (Supervisory Council), members of collective executive body of the joint-stock company as well as by the person taking position (exercising functions) of the single executive body of the joint-stock company, including managing organization or general manager, in the authorized capital of the joint-stock company, as well as in the authorized capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Name, patronymic, surname and position of the person:
Mark Meerovich Nakhmanovich, Deputy Chairman of the Management Board, Member of the Management Board of Bank Vozrozhdenie.
2.2. Full corporate name and the legal address of the company, in which authorized capital the person's share has been changed:
Bank Vozrozhdenie
Location: 7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000
2.3. The share of the person in the authorized capital of the issuer before change and the portion of the person in the total number of ordinary shares before change:
Share in the authorized capital of the issuer: 0,421%;
Portion of the total number of ordinary shares: 0,442%.
2.4. The share of the person in the authorized capital of the issuer after change and the portion of the person in the total number of ordinary shares after change:
Share in the authorized capital of the issuer: 0,417%;
Portion of the total number of ordinary shares: 0,438%.
2.5. The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person:
March 30, 2010

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. March 30, 2010	Stamp	

April 5, 2010

Change of the share of a shareholder

Information about including the shareholder owning at least 5% of the issuer's ordinary shares into the shareholders' register of the issuer and about any change resulted in alteration the portion of the issuer's ordinary shares owned by the shareholder to more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of the issued ordinary shares

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.Content of the Message

2.1 Full corporate name of the issuer's shareholder
Brysam Global Partners, L.P.
2.2 The portion of the issuer's ordinary shares owned by the shareholder before the change
9.878%.
2.3 The portion of the issuer's ordinary shares owned by the shareholder after the change
0.00%
2.4 The date when the issuer learned about the change of the portion of issuer's ordinary shares owned by the person:
05.04.2010
2.5. The reason of the change of the portion of the issuer's ordinary shares owned by the shareholder:
The person has alienated ordinary shares of the issuer.
2.6. The date of including the relevant record to the depot account of the person if the portion of the issuer's ordinary shares owned by that person has changed as a result of the alienation of the issuer's ordinary shares by the person.
22.03.2010

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie — Alexander V. Dolgopolov

(signature)

3.2. April 05, 2010

Change of the share of a shareholder

April 5, 2010

Information about including the shareholder owning at least 5% of the issuer's ordinary shares into the shareholders' register of the issuer and about any change resulted in alteration the portion of the issuer's ordinary shares owned by the shareholder to more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of the issued ordinary shares

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1 Full corporate name of the issuer's shareholder
JP International Consumer Holding Inc.
2.2 The portion of the issuer's ordinary shares owned by the shareholder before the change
0.00%.
2.3 The portion of the issuer's ordinary shares owned by the shareholder after the change
9.87%
2.4 The date when the issuer learned about the change of the portion of issuer's ordinary shares owned by the person:
05.04.2010
2.5. The reason of the change of the portion of the issuer's ordinary shares owned by the shareholder:
The person has acquired ordinary shares of the issuer.
2.6. The date of including the relevant record to the depot account of the person if the portion of the issuer's ordinary shares owned by that person has changed as a result of the alienation of the issuer's ordinary shares by the person.
22.03.2010

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. April 05, 2010	Stamp	